Citibank Credit Card Issuance Trust
Preliminary Term Sheet dated February 8, 2007
$[          ] Floating Rate Class 2006-A8 Notes of December 2016
(Legal Maturity Date December 2018)

The issuance trust proposes to issue and sell additional Class 2006-A8 Notes of the Citiseries pursuant to the base prospectus (the “prospectus”) dated February 5, 2007, as supplemented. The offered Class 2006-A8 Notes will form a part of the same subclass as, and are fungible with, the issuance trust’s outstanding $500,000,000 Floating Rate Class 2006-A8 Notes of December 2016 (legal maturity date December 2018) issued on December 19, 2006. The offered Class 2006-A8 Notes have the same International Security Identification Number (ISIN), Common Code and CUSIP Number as, and upon closing will trade interchangeably with, the currently outstanding Class 2006-A8 Notes. Upon completion of this offering, the aggregate outstanding principal amount of Class 2006-A8 Notes will be $[              ]. The offered Class A Notes will have the same terms and underwriting arrangements as the Class 2006-A8 Notes described in the prospectus supplement dated December 12, 2006 (the “prior prospectus supplement”), to the extent not otherwise different from the terms set forth below:

Issuing Entity:	Citibank Credit Card Issuance Trust
Principal Amount:	$[ ]
Initial Nominal Liquidation Amount:	Principal Amount
Ratings:	AAA or its equivalent by at least one nationally recognized rating agency
Interest Rate:
Three-month LIBOR plus 0.04% per annum (for the initial interest period the interest rate is 5.40952% per annum and for the interest period ending on the expected principal payment date LIBOR will be two-month LIBOR)

Expected Principal Payment Date:	December 15, 2016
Legal Maturity Date:	December 17, 2018
Expected Issuance Date:	February 15, 2007
Date Interest begins to accrue:	December 19, 2006
Interest Payment Dates:
15th day of each January, April, July and October, beginning April 2007, and on the expected principal payment date; provided, however, that if an event of default or early redemption event occurs with respect to the offered Class A notes, or if the offered Class A notes are not paid in full on the expected principal payment date, the issuance trust will begin making payments on the 15th day of every month

Price to Public:	$[ ] (or [ ]%, plus accrued interest from December 19, 2006 to the date of issuance)
Underwriting Discount:	$[ ] (or [ ]%)
Proceeds to issuance trust:	$[ ] (or [ ]%), plus accrued interest from December 19, 2006 to the date of issuance)
Underwriters and allocations:	Citigroup, $[ ] Lehman Brothers, $[ ] Merrill Lynch & Co., $[ ] RBS Greenwhich Capital, $[ ]
Underwriters' Concession:	[ ]%
Reallowance Concession:	[ ]%
Monthly Accumulation Amount:	An amount equal to one twelfth of the initial dollar principal amount of the offered Class A notes
Maximum Class B Note Subordination:	An amount equal to 5.98291% of the initial dollar principal amount of the offered Class A notes
Maximum Class C Note Subordination:	An amount equal to 7.97721% of the initial dollar principal amount of the offered Class A notes
Interest Rate Swap	In order to manage interest rate risk, the issuance trust intends to enter into an interest rate swap with Citibank, N.A., as swap counterparty.

Under the interest rate swap, the issuance trust will pay interest monthly to the swap counterparty on the notional amount at a fixed rate of 5.0060% per annum and the swap counterparty will pay interest monthly to the issuance trust on the notional amount at the floating rate of interest applicable to the offered Class A notes.

Based on a reasonable good faith estimate of maximum probable exposure, the significance percentage of the interest rate swap is less than 10%.
Minimum Denomination:	$100,000 and multiples of $1,000 in excess of that amount
Stock Exchange Listing:	Application will be made to list on the Irish Stock Exchange
Outstanding Notes of the Citiseries:	As of February 7, 2007, there were 65 subclasses of notes of the Citiseries outstanding, with an aggregate outstanding principal amount of $59,015,249,918, consisting of:
	Class A notes	$51,690,249,918
	Class B notes	$ 2,750,000,000
	Class C notes	$ 4,575,000,000

As of February 7, 2007, the weighted average interest rate payable by the issuance trust in respect of the outstanding subclasses of notes of the Citiseries was 5.42% per annum, consisting of:
	Class A notes	5.38% per annum
	Class B notes	5.52% per annum
	Class C notes	5.84% per annum
Master Trust Assets and Receivables:
The aggregate amount of credit card receivables in the master trust as of December 31, 2006 was $75,587,484,506, of which $74,644,092,474 were principal receivables and $943,392,032 were finance charge receivables.

Annex I:
The information presented in Annex I to the prior prospectus supplement has been superseded by the information presented in a Form 8-K filed with the SEC by Citibank Credit Card Master Trust I, the issuer of the collateral certificate, on February 5, 2007. Static pool information concerning losses, delinquencies, revenue yield and payment rate for the master trust receivables has been stored by Citibank (South Dakota) since January 2006 and can be found at www.citigroup.com/citigroup/citibankmastertrust/staticpool.

The issuance trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prior prospectus supplement and other documents the issuance trust has filed with the SEC for more complete information about the issuance trust and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. The file number of the issuance trust's registration statement is 333-131355. Alternatively, the issuance trust, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus and the prior prospectus supplement if you request it by calling 605-331-1567, which you may call collect.